Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

(1) APPLICATION FOR VOLUNTARY CONVERSION TO DUAL-PRIMARY
LISTING AND RECEIPT OF THE PRIMARY CONVERSION EXCHANGE
ACKNOWLEDGMENT;

(2) PROPOSED GRANT OF REPURCHASE MANDATE, ISSUANCE MANDATE
AND EXTENDED ISSUANCE MANDATE;

(3) PROPOSED ADOPTION OF 2022 PLAN; AND

(4) PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

Independent Financial Adviser to the Independent Board Committee
and independent Shareholders

APPLICATION FOR VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING

The Company has applied to the Stock Exchange with regards to the Primary Conversion and on August 23, 2022, the Company received the acknowledgement from the Stock Exchange in respect of the Primary Conversion Application.

The Effective Date of the Primary Conversion is expected to be November 1, 2022.

PROPOSED GRANT OF REPURCHASE MANDATE, ISSUANCE MANDATE AND EXTENDED ISSUANCE MANDATE

Ordinary resolutions will be proposed at the EGM to approve the grant of (a) a Repurchase Mandate to the Directors to repurchase the Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of the resolution granting the Repurchase Mandate; and (b) an Issuance Mandate to the Directors to allot, issue or deal with additional Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of the resolution granting the Issuance Mandate.

Subject to the passing of the aforesaid ordinary resolutions of the Repurchase Mandate and the Issuance Mandate, a separate ordinary resolution will also be proposed for the Shareholders to approve the Extended Issuance Mandate.

PROPOSED ADOPTION OF 2022 PLAN

The Company intends to seek Shareholders’ approval to adopt the 2022 Plan at the EGM with effect from the Effective Date.

PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Board has proposed to, subject to the Shareholders’ approval, amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (a) comply with Appendix 3 to the Listing Rules; and (b) incorporate certain consequential and housekeeping amendments.

This announcement is issued pursuant to Paragraph 3.29 of the Stock Exchange’s Guidance Letter HKEX-GL112-22 (the “GL112-22”) and Rules 13.51(1) and (5) of the Listing Rules.

1.	APPLICATION FOR VOLUNTARY CONVERSION TO DUAL-PRIMARY LISTING AND RECEIPT OF THE PRIMARY CONVERSION EXCHANGE ACKNOWLEDGMENT

1.1	Background

The Company has been primary listed on the Nasdaq (Ticker Symbol: BZUN) since May 2015 and secondary listed on the Stock Exchange (stock code: 9991) as a Grandfathered Greater China Issuer under Chapter 19C of the Listing Rules since September 2020.

Taking into account the significant increase in the trading volume of the Class A ordinary shares traded on the Stock Exchange since the secondary listing in Hong Kong, the nexus between Hong Kong and the principal business operations of the Company in the PRC, as well as the long-term business development and prospects of the Company (including but not limited to further broadening the investor base in Hong Kong), the Board passed a resolution to pursue the Primary Conversion and authorized the Company’s senior management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion, a voluntary conversion of its secondary listing status to primary listing on the Stock Exchange.

The Company has applied to the Stock Exchange with regards to the Primary Conversion (the “Primary Conversion Application”). On August 23, 2022, the Company received the acknowledgement from the Stock Exchange in respect of the Primary Conversion Application issued pursuant to Paragraph 3.24 of the GL112-22 (the “Primary Conversion Exchange Acknowledgment”). The Effective Date, being the date on which the Primary Conversion will become effective, is expected to be November 1, 2022. Upon the Effective Date, the Company will be dual primary listed on the Stock Exchange in Hong Kong and the Nasdaq in the United States and the stock marker “S” will be removed from our stock short name on the Stock Exchange.

1.2	Compliance with applicable provisions of the Listing Rules and the SFO upon the Primary Conversion

Certain waivers, exemptions and exceptions were granted or applicable to the Company as a secondary listed issuer on the Stock Exchange (the “Existing Waivers”). The Existing Waivers are expected to be withdrawn or will no longer be applicable upon the Effective Date. Relevant Listing Rules and laws will become applicable to the Company upon the Primary Conversion, unless otherwise separately waived, exempted or approved by the Stock Exchange or the SFC.

In preparation of the Primary Conversion, the Company has made or shall make the necessary arrangements as follows, among others, prior to the Effective Date, to enable it to comply with the relevant provisions of the Listing Rules and the SFO applicable to a dual primary listed issuer:

(a)	(i) review the policy regarding securities transactions by Directors to ensure the compliance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules; and (ii) adopt such policies regarding continuous obligations, restriction on purchase of own shares, notifiable transactions and connected transactions;

(b)	adopt the 2022 Plan (a new share incentive plan which is compliant with the new Chapter 17 of the Listing Rules as published by the Stock Exchange on July 29, 2022 and which will become effective on January 1, 2023 (the “New Chapter 17”)), and terminate the Share Incentive Plans with respect to the granting of new awards, both with effect from the Effective Date, subject to approval from the Shareholders on the adoption of the 2022 Plan at the EGM;

(c)	amend the Articles of Association, subject to approval from the Shareholders at the EGM. Please refer to the paragraph headed “4. Proposed Adoption of New Articles of Association” for details;

(d)	amend the charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Company with effect from the Effective Date in compliance with the Corporate Governance Code;

(e)	appoint Mr. Arthur Yu and Ms. So Ka Man as the joint company secretaries of the Company (the “Joint Company Secretaries”, each a “Joint Company Secretary”) with effect from the Effective Date;

(f)	appoint Mr. Qiu, a Director and the Chief Executive Officer of the Company, and Ms. So Ka Man as the authorized representatives of the Company under Rule 3.05 of the Listing Rules with effect from the Effective Date; and

(g)	at the EGM, obtain Shareholders’ approval of certain matters, including (i) the grant of the general share repurchase mandate (the “Repurchase Mandate”); (ii) the grant of the general share issuance mandate (the “Issuance Mandate”); (iii) the grant of the extended share issuance mandate (the “Extended Issuance Mandate”); (iv) the non-exempt continuing connected transactions that are subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules (the “Non-exempt Continuing Connected Transactions”); (v) the adoption of the 2022 Plan; and (vi) the adoption of the new Articles of Association.

Upon the Primary Conversion, the Company will comply with all the relevant Listing Rules applicable to a dual primary listed issuer, unless otherwise separately waived, exempted or approved by the Stock Exchange.

The Company expects that the above arrangements will be implemented or completed on or prior to the Effective Date in order for the Company to comply with all the relevant Listing Rules applicable to the Company as a dual primary listed issuer from the Effective Date. Accordingly, the Company currently does not expect any transitional measures to be put in place before the Effective Date and there is no matter regarding the potential impact on the Shareholders and potential investors in connection with any transitional measures of the Company that need to be brought to the attention of the Shareholders and potential investors of the Company.

In the event that the Company is unable to demonstrate full compliance with applicable provisions of the Listing Rules and the SFO in time (where no waiver or exemption has been granted by the Stock Exchange or the SFC) upon the Effective Date, the Stock Exchange may request the Company to delay the Effective Date. In the event that the Company failed to comply with the obligations as set out in the Listing Rules applicable to a dual primary listed issuer following the Effective Date, the Company would be in potential breach of the Listing Rules, and would potentially be subject to, depending on the nature and seriousness of the possible breach and the circumstances and the manner in which the conduct is giving rise to such possible breach, disciplinary action by the Stock Exchange.

1.3	Existing Waivers

For the avoidance of doubt, notwithstanding the Primary Conversion Application or the receipt of the Primary Conversion Exchange Acknowledgment, the Company will continue to be entitled to the Existing Waivers before the Effective Date provided that it remains primary listed on the Nasdaq, being a recognized stock exchange.

The Existing Waivers include the following specific waivers and exemptions granted by the Stock Exchange and the exemption and ruling granted by the SFC, on an individual basis:

Relevant rule(s)	Subject matter

Rule 2.07A of the Listing Rules	Printed corporate communication

Section 4.1 of the Introduction to the Takeovers Codes	Determination of whether a company is a “public company in Hong Kong”

Part XV of the SFO	Disclosure of interests

Rule 13.25B of the Listing Rules	Monthly returns

Rules 19C.07(3) of the Listing Rules (Note)	Shareholder protection requirements in relation to approval, removal and remuneration of auditors

Paragraph 3(b) of Practice Note 15 to the Listing Rules	Three-year restriction on spin-offs

Note:	Rule 19C.07(3) of the Listing Rules has, since January 1, 2022, become paragraph 17 of Appendix 3 to the Listing Rules.

Details of the aforementioned Existing Waivers are set out in the Prospectus. The Company will fully comply with the provisions of the Listing Rules and the SFO in the table above and become a “public company in Hong Kong” for the purposes of the Takeovers Code from the Effective Date.

1.4	Applications for Waivers in connection with the Primary Conversion

In preparation of the Primary Conversion, the Company has sought, subject to the approval of the Stock Exchange which may or may not be granted, the following waivers (the “Waivers”) from strict compliance with the following provisions of the Listing Rules:

Listing Rule(s)	Subject matter

Rules 3.28 and 8.17	Joint Company Secretaries

Rule 19.25A and Note 2.1 to Paragraph 2 of Appendix 16	Use of U.S. GAAP

Rules 14A.35, 14A.36, 14A.52 and 14A.53	Continuing connected transaction requirements applicable to the Contractual Arrangements

Note (1) to Rule 17.03(9)	Exercise price of Options and SARs (as defined below) to be granted pursuant to the 2022 Plan after the Primary Conversion

1.4.1	Joint Company Secretaries

Requirements under the Listing Rules

Rules 3.28 and 8.17 of the Listing Rules require the Company to appoint as its company secretary an individual who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

The Company has appointed, with effect from the Effective Date, Mr. Arthur Yu (“Mr. Yu”) and Ms. So Ka Man (“Ms. So”), as the Joint Company Secretaries of the Company. Mr. Yu is the Chief Financial Officer of the Company. Details of Mr. Yu’s biography are set out on page 126 of Form 20-F contained in the Annual Report of the Company for the year ended December 31, 2021.

Ms. So is a director of Corporate Services of Tricor Services Limited. Ms. So has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is currently the company secretary/joint company secretary of five listed companies on the Stock Exchange, namely, Kuaishou Technology (stock code on the Stock Exchange: 1024), Xiaomi Corporation (stock code on the Stock Exchange: 1810), Embry Holdings Limited (stock code on the Stock Exchange: 1388), China Yongda Automobiles Services Holdings Limited (stock code on the Stock Exchange: 3669) and DLC Asia Limited (stock code on the Stock Exchange: 8210). Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. She is a holder of the Practitioner’s Endorsement from The Hong Kong Chartered Governance Institute. Ms. So obtained her bachelor’s degree of arts in accountancy from the Hong Kong Polytechnic University in Hong Kong.

Mr. Yu has served as the Chief Financial Officer of the Company since December 2020. Having regard to Mr. Yu’s thorough understanding of corporate governance of the Group, he is therefore considered as a suitable person to act as a company secretary of the Company. In addition, as the headquarters and principal business operations of the Group are located in the PRC, the Directors believe that it is necessary to appoint Mr. Yu as a company secretary, whose presence in the PRC enables him to attend to the day-to-day corporate secretarial matters concerning the Group.

Waiver sought

The Company has applied for a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules, subject to the conditions that (a) Mr. Yu must be assisted by Ms. So (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Listing Rules and is appointed as a Joint Company Secretary) throughout the three-year period; and (b) the waiver will be revoked immediately if and when Ms. So ceases to provide such assistance or there are material breaches of the Listing Rules by the Company. The Company will liaise with the Stock Exchange before the end of the three-year period to enable it to assess whether Mr. Yu, having had the benefit of Ms. So’s assistance for three years, will have acquired the relevant experience within the meaning of Rule 3.28 of the Listing Rules so that a further waiver will not be necessary.

1.4.2	Use of U.S. GAAP

Requirements under the Listing Rules

Rule 19.25A of the Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Stock Exchange, which are normally the HKFRS issued by the Hong Kong Institute of Certified Public Accountants or the IFRS issued by the International Accounting Standards Board. Where the Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with the HKFRS or the IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Stock Exchange. In such cases, the Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either the HKFRS or the IFRS.

Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules requires the Company to prepare its financial statements in the financial reports to be in conformity with: (a) the HKFRS; (b) the IFRS; or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules. Note 2.6 to Paragraph 2 of Appendix 16 to the Listing Rules provides that the Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix 16 to the Listing Rules, subject to the requirements under Rule 19A.25 of the Listing Rules.

In the Stock Exchange’s Guidance Letter HKEX-GL111-22 (the “GL111-22”), the Stock Exchange has indicated that it has accepted that the financial statements and accountants’ reports of overseas issuers with, or seeking, among others, a dual-primary listing in the United States and on the Stock Exchange can be prepared in conformity with the U.S. GAAP. The HKEX-GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than the HKFRS or the IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using the HKFRS or the IFRS in its accountants’ reports and annual/interim/quarterly reports.

Reasons for applying for the waiver

As a company primary listed on the Nasdaq, the Company uses the U.S. GAAP, and the corresponding auditing standards for the filing of its financial statements with the U.S. Securities and Exchange Commission as determined by the United States Public Company Accounting Oversight Board. Upon the Effective Date, the Company will continue to use the U.S. GAAP to prepare its financial statements. The U.S. GAAP is well recognized and accepted by the international investment community and significant progress has been made in the convergence between the U.S. GAAP and the IFRS. Additionally, the Company notes that it might lead to confusion among the Company’s investors and Shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the United States. Aligning the accounting standards used for disclosures in both markets will alleviate any such confusion.

Waiver sought

The Company has applied for a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules in respect of its financial statements, subject to the conditions that:

(a)	the Company will, for the financial year following the Effective Date, include (i) a description of the relevant key differences between the U.S. GAAP and the IFRS; and (ii) a reconciliation statement showing the financial effect of any material differences between the financial statements during the reporting period prepared using the U.S. GAAP and the IFRS in its interim and annual reports after the Primary Conversion as required under Rule 19.25A of the Listing Rules and Paragraphs 30 to 32 of the GL111-22, with the reconciliation statement in the interim reports to be reviewed by external auditor in accordance with a standard that is at least equivalent to International Standard on Assurance Engagements 3000 or Hong Kong Standard on Assurance Engagements 3000 and the reconciliation statement in the annual reports to be audited by external auditor;

(b)	the Company will comply with Paragraph 30 to Paragraph 33 of the GL111-22;

(c)	the Company will use the HKFRS or the IFRS in the preparation of the Company’s financial statements in accordance with Note 4 to Rule 19.25A of the Listing Rules in the event that the Company is no longer listed in the United States or has no obligation to make financial disclosure in the United States; and

(d)	this waiver, if granted, will only apply for this specific case only.

1.4.3	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

Requirements under the Listing Rules

Listing Rule	Requirements

14A.35	The listed issuer must announce the connected transaction as soon as practicable after its terms have been agreed.

14A.36	The connected transaction must be conditional on Shareholders’ approval at a general meeting held by the listed issuer. Any Shareholder who has a material interest in the transaction must abstain from voting on the resolution.

14A.52	The period for written agreement for a continuing connected transaction must be fixed and reflect normal commercial terms or better. It must not exceed three years except in special circumstances where the nature of the transaction requires a longer period. In this case, the listed issuer must appoint an independent financial adviser to explain why the agreement requires a longer period and to confirm that it is normal business practice for agreements of this type to be of such duration.

14A.53	The listed issuer must set an annual cap for the continuing connected transaction as stipulated.

Background of the Contractual Arrangements

The following diagram illustrates the ownership structure and contractual arrangements for Shanghai Zunyi and Shanghai Huiyang as of the date of this announcement:

Foreign Investment in Value-Added Telecommunications Businesses

Foreign investment in telecommunications businesses is governed by the Regulations for Administration of Foreign-invested Telecommunications Enterprises, issued by the State Council on December 11, 2001 and subsequently amended on September 10, 2008, February 6, 2016 and May 1, 2022 (the “2022 FITE Regulations”). The Ministry of Industry and Information Technology issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses on July 13, 2006, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business (the “VAT License”), is prohibited from leasing, transferring or selling the VAT License in any form, or providing any resource, sites or facilities to any foreign investors intending to illegally conduct such businesses in the PRC.

The Group currently provides domestic call center services and internet information services through Shanghai Zunyi, which holds VAT License obtained in 2014. In view of the potential business expansion, the Group established Shanghai Huiyang in the PRC with limited liability in July 2019 for the purpose of setting up an e-commerce platform.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “2021 Negative List”), provision of value-added telecommunications services falls within the ‘restricted’ category. As such, the ultimate shareholding percentage of a foreign investor in companies engaged in value-added telecommunications services (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Pursuant to the 2022 FITE Regulations which came into effective on May 1, 2022, (i) foreign investors are, in general, not allowed to hold more than 50% of the equity interests of a company engaged in value-added telecommunications services; and (ii) foreign investor who invests in a value-added telecommunications enterprise in the PRC is no longer required to demonstrate a positive track record and operational experience in providing such services.

As advised by the PRC legal adviser of the Company:

(1)	the above regulatory development does not invalidate the VAT License or require the Company to modify its Contractual Arrangements according to the PRC laws and regulations. As of the date of this announcement, the Company has not received any inquiry or notice from the competent authorities regarding the validity of the VAT License or the Contractual Arrangements as a whole.

(2)	Notwithstanding the above, since the 2022 FITE Regulations only became effective on May 1, 2022 and no detailed guidance or implementation measures have been issued, the application of the 2022 FITE Regulations on the relevant VAT License under a shareholding structure with the ultimate shareholding percentage of a foreign investor exceeding 50% and its future impact on the Group, including any specific requirements that the Group may need to satisfy, remains uncertain in practice.

In light of the above and as advised by the PRC legal adviser of the Company, the Company determined that it was not viable for the Company to hold Shanghai Zunyi directly through equity ownership. On the other hand, as of June 30, 2022, the registered capital of Shanghai Huiyang was held as to 80% by Mr. Wu and 20% by Mr. Liang. Although Shanghai Huiyang has not commenced operations since its establishment, the Company may, subject to its business strategies regarding Shanghai Huiyang, apply for the VAT License in the future, the Contractual Arrangements are therefore being maintained. The Company will closely monitor any future development relating to the 2022 FITE Regulations and will take all necessary actions to comply with applicable laws, regulations and specific requirements or guidance, including reorganizing our corporate structure, if required in the future.

As a result of the foregoing and in line with common practice in the industries in the PRC in relation to foreign investment restrictions, the Group’s domestic call center services and internet information services are conducted through Shanghai Zunyi and the Group’s e-commerce platform business will be conducted through Shanghai Huiyang, and a series of Contractual Arrangements have been entered into (a) by Shanghai Zunyi, Shanghai Baozun E-Commerce Limited and the shareholders of Shanghai Zunyi, namely Mr. Qiu and Mr. Zhang, and (b) by Shanghai Huiyang, Canyang E-Logistics Supply Chain (Shanghai) Co., LTD and the shareholders of Shanghai Huiyang, namely Mr. Wu and Mr. Liang. Through the Contractual Arrangements with respect to Shanghai Zunyi and Shanghai Huiyang, the Group has obtained control over the operations of, and enjoy substantially all economic benefits of the Shanghai Zunyi since July 2014 and Shanghai Huiyang since December 2019. Accordingly, the Contractual Arrangements have been designed to ensure that there will be no limit on the amount of fees payable to the Group under the Contractual Agreements. Accordingly, there will be no monetary cap on any agreements under the Contractual Arrangements.

For a summary of the Contractual Arrangements with respect to Shanghai Zunyi, please refer to section headed “Our History and Corporate Structure – Contractual Arrangements” in the Prospectus. The Contractual Arrangements with respect to Shanghai Huiyang were first entered into in December 2019 before the Company became secondary listed on the Stock Exchange on September 29, 2020, and the terms of such Contractual Arrangements are substantially the same with Shanghai Zunyi, which have been disclosed in the Prospectus.

Continuing connected transaction requirements applicable to the Contractual Arrangements

The Company has in place the Contractual Arrangements with the VIEs. The transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of the Company under the Listing Rules upon the Effective Date where directors, chief executive officers or substantial shareholders of Shanghai Zunyi and Shanghai Huiyang will become connected persons (as defined under Chapter 14A of the Listing Rules) of the Company upon the Effective Date, unless they are exempt under the Listing Rules. The Contractual Arrangements were permissible for the secondary listing in Hong Kong on the basis that the Company is a Grandfathered Greater China Issuer (as defined under the Listing Rules) and paragraph 3.48 of the GL112-22 confirmed that the Company, as a Grandfathered Greater China Issuer, is allowed to retain its existing VIE structure if it becomes primary listed in Hong Kong as a result of the Primary Conversion.

Reasons for applying for the waiver and view of the Directors

Based on the above, the Directors are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the VIEs and their subsidiaries have been consolidated into the Company’s financial statements as if they were the Company’s wholly-owned subsidiaries, and substantially all the economic benefits of their business flows to the Group (i.e. the Group will retain substantially all of the profit generated by the VIEs through the service fees payable to Shanghai Baozun E-Commerce Limited and Canyang E-Logistics Supply Chain (Shanghai) Co., Ltd), therefore the Directors believe that it will not be in the interest of the Company and the Shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the VIEs and any member of the Group (the “New Intergroup Agreements” and each of them, a “New Intergroup Agreement”) shall technically constitute continuing connected transactions under Chapter 14A of the Listing Rules upon the Effective Date, the Directors consider that it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.

The Directors are also of the view that: (a) the terms of the Contractual Arrangements are fair and reasonable; (b) the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms; (c) the entering of the Contractual Arrangements is in the interests of the Company and the Shareholders as a whole; and (d) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

Listing Rules implications

The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Independent Board Committee

The Independent Board Committee, comprising all independent Directors, namely Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, none of whom has any material interest in the transactions under the Contractual Arrangements, has been established to review as to (a) the terms of the Contractual Arrangements are fair and reasonable; (b) the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms; and (c) the entering of the Contractual Arrangements is in the interests of the Company and the Shareholders as a whole. Altus Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee.

View of Independent Financial Adviser

Altus Capital Limited, a licensed corporation to carry out Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities under the the SFO, which has been appointed as the independent financial adviser to the Company pursuant to the Rule 14A.52 of the Listing Rules, is of the view that in relation to the Contractual Arrangements of Shanghai Zunyi and Shanghai Huiyang, (a)  the continuing connected transactions in respect of the Contractual Arrangements have been entered into in the Group’s ordinary and usual course of business on normal commercial terms, on terms that are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and (b) it is normal business practice for agreements of this type to be of such duration exceeding three years based on all the matters set out above, including in particular: (i) its discussion with the management of the Company, including regarding the advice of the PRC legal adviser of the Company about, and the necessity of, the Contractual Arrangements; (ii) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable for the Company to renew the Contractual Arrangements every three years or less; and (iii) the fact that the duration of similar arrangements of other listed issuers on the Stock Exchange are normally infinite until termination or infinite in practice.

Waiver sought

The Company has applied for a waiver from strict compliance with the following requirements under Chapter 14A of the Listing Rules in respect of the Contractual Arrangements as the Directors believe that strict compliance would be unduly burdensome and add unnecessary administrative cost:

(a)	the announcement and independent Shareholders’ approval requirements of the Listing Rules in respect of the transactions as contemplated under the Contractual Arrangements pursuant to Rules 14A.35 and 14A.36 of the Listing Rules;

(b)	the requirement of setting maximum aggregate annual value (i.e. an annual cap) for the fees payable to the Group under the Contractual Arrangements pursuant to Rule 14A.52 of the Listing Rules; and

(c)	the requirement of limiting the term of the Contractual Arrangements to three years or less pursuant to Rule 14A.53 of the Listing Rules, for so long as our Shares are listed on the Stock Exchange,

subject to the conditions set out below:

(a)	No change without independent Directors’ approval: No change to any of the agreements constituting the Contractual Arrangements will be made without the approval of the independent Directors;

(b)	No change without independent Shareholders’ approval: Save as described in paragraph (d) below, no changes to the agreements governing the Contractual Arrangements will be made without the approval of the independent Shareholders. Once the independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in paragraph (e) below) will however continue to be applicable;

(c)	Economic benefits flexibility: The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the VIEs through (i) the Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the VIEs at the consideration equal to the amount of registered capital contributed by Mr. Qiu, Mr. Zhang, Mr. Wu and Mr. Liang in the VIEs, if the minimum amount of consideration permitted under the PRC laws is higher than the aforementioned price, then the price shall be the minimum amount of consideration permitted by applicable PRC laws and regulations; (ii) the business structure under which the consolidated net profits generated by the VIEs is substantially retained by the Group, such that no annual cap shall be set on the amount of service fees payable to Shanghai Baozun E-Commerce Limited and Canyang E-Logistics Supply Chain (Shanghai) Co., LTD by the VIEs under the relevant exclusive technology service agreement or exclusive business cooperation agreement; and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the VIEs;

(d)	Renewal and reproduction: On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on one hand, and the VIEs, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executives or substantial shareholders of any existing or new wholly foreign owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as the connected persons of the Company and transactions between these connected persons and the Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals; and

(e)	Ongoing reporting and approvals: The Company will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

‧	The Contractual Arrangements in place during each financial period will be disclosed in the annual reports of the Company in accordance with the relevant provisions of the Listing Rules;

‧	The independent Directors will review the Contractual Arrangements annually and confirm in the annual reports of the Company for the relevant year that: (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements; (ii) no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group; and (iii) any new contracts entered into, renewed or reproduced between the Group and the VIEs during the relevant financial period under paragraph (d) above are fair and reasonable, or advantageous, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole;

‧	The Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of the Directors and have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the VIEs to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

‧	For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the VIEs will be treated as the Company’s subsidiaries, and the transactions between the connected persons of such VIEs and the Group, other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

‧	The VIEs will undertake that, for so long as the Shares are listed on the Stock Exchange, the VIEs will provide the Group’s management and the Company’s auditor with full access to their relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

1.4.4	Exercise price of Options and SARs to be granted pursuant to the 2022 Plan

Requirements under the Listing Rules

Note (1) to Rule 17.03(9) of the Listing Rules states that the exercise price of an option must be at least the higher of: (a) the closing price of the securities as stated in the Stock Exchange’s daily quotations sheet (the “HKSE Price”) on the date of grant, which must be a business day; and (b) the average closing price of the securities as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant. Rule 17.03(9) of the Listing Rules does not apply to other prices or amounts which are determined with reference to the closing price of an issuer’s securities under a share option scheme.

Reasons for applying for the waiver

Under the terms of the 2022 Plan, the Options and SARs granted are exercisable into, among others, ADSs denominated in the U.S. dollars, and the exercise price of each of Option or SAR granted shall be established by a board committee of the Company (which generally means the Compensation Committee of the Company (the “Committee”)) or shall be determined by a method established by the Committee at the time the Option or SAR is granted, provided that, among others, the exercise price shall not be less than the higher of (a) the fair market value of the ADS (the “Fair Market Value”) on the date of grant and (b) the average Fair Market Value of the ADS for the five business days immediately preceding the date of grant (or, if greater, the par value of a Share on such date(s)).

The 2022 Plan further provides that, among others, the Fair Market Value for an ADS shall be the closing price per ADS on such date on the Nasdaq (the “Nasdaq Price”), if no such sale is reported on that date, on the last preceding date on which a sale was so reported.

It would be unduly burdensome for the Company and Eligible Individuals (as defined under the 2022 Plan, the “Eligible Individuals”) if the exercise prices of the Options and SARs exercisable into, among others, ADSs under the 2022 Plan were to be determined with reference to the HKSE Price. The waiver from Note (1) to Rule 17.03(9) of the Listing Rules can be justified on the following basis:

(a)	Since the listing of the Company’s ADSs on the Nasdaq in May 2015, it has been the Company’s practice to issue Options and SARs exercisable into, among others, ADSs (each represent three Class A ordinary shares) denominated in U.S. dollars with reference to the Nasdaq Price under the 2014 Plan and 2015 Plan, and the Company will continue to issue Options and SARs under the 2022 Plan after the Effective Date. The Company also expects that it will grant Options and SARs exercisable into, among others, ADSs denominated in U.S. dollars under the 2022 Plan. By definition, ADSs are also denominated in U.S. dollars. As such, the exercise price for Options and SARs will necessarily be presented in U.S. dollars.

(b)	Subject to the waiver from strict compliance with Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix 16 to, the Listing Rules in respect of financial statements of the Company, the Company will continue to prepare its accounts based on the U.S. GAAP after the Effective Date which requires the Company values equity awards for financial reporting purposes based on their fair market value denominated in U.S. dollars as of the date of grant.

(c)	Almost all of Eligible Individuals under the 2022 Plan reside outside of Hong Kong. The Options and SARs already granted to the eligible grantees under the 2014 Plan and the 2015 Plan are predominantly held in the U.S. It will diminish the incentives to the Eligible Individuals if the exercise price of the Options and SARs were calculated with reference to the Shares’ trading price on the Stock Exchange denominated in Hong Kong dollars.

(d)	It will likely cause confusion to the Eligible Individuals under the 2022 Plan, who are also likely to be an eligible individual under the 2014 Plan and the 2015 Plan, to change the method of determining the exercise price of the Options and SARs and will likely lead to significant inconvenience for those eligible individuals with regard to the management of their holdings in the Company and their corresponding financial planning. It will also cause significant administrative burdens to the Company, both from a timing and cost perspective, to change the determination and calculation of the exercise price of Options and SARs and to provide the necessary training to all affected Eligible Individuals.

(e)	The method for determining the exercise price of the Options and SARs based on the Nasdaq Price substantially replicates the requirement in Note (1) to Rule 17.03(9) of the Listing Rules.

Waiver sought

The Company has applied for a waiver from strict compliance with Note (1) to Rule 17.03(9) of the Listing Rules such that the Company be able to determine the exercise price for grants of Options and SARs under the 2022 Plan based on the higher of: (a) the Nasdaq Price on the date of grant, which must be a Nasdaq trading day; and (b) the average Nasdaq Price for the five Nasdaq trading days immediately preceding the date of grant.

The above applications for Waivers in connection with the Primary Conversion are currently subject to review by the Stock Exchange and the Stock Exchange may or may not grant such Waivers to the Company.

In the event of withdrawal of any of the aforementioned Waivers, the Company would have to fully comply with such Listing Rules.

2.	PROPOSED GRANT OF REPURCHASE MANDATE, ISSUANCE MANDATE AND EXTENDED ISSUANCE MANDATE

In order to give the Company the flexibility to deal with the Shares if and when appropriate, ordinary resolutions will be proposed at the EGM to approve the grant of (a) the Repurchase Mandate to the Directors to repurchase the Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of the resolution granting the Repurchase Mandate; and (b) the Issuance Mandate to the Directors to allot, issue or deal with additional Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of the resolution granting the Issuance Mandate.

Subject to the passing of the aforesaid ordinary resolutions of the Repurchase Mandate and the Issuance Mandate, a separate ordinary resolution will also be proposed for the Shareholders to approve the extension of the Issuance Mandate (i.e. the Extended Issuance Mandate) by adding the number of repurchased Shares under the Repurchase Mandate to the total number of Class A ordinary shares and/or ADSs which may be alloted and issued by the Board pursuant to the Issuance Mandate, provided that such amount shall not exceed 10% of the total number of issued Shares as of the date of the resolution granting the Extended Issuance Mandate.

3.	PROPOSED ADOPTION OF THE 2022 PLAN

3.1	Arrangements for the existing Share Incentive Plans

As of the date of this announcement, the Company has two existing share incentive plans, namely the 2014 Plan and the 2015 Plan, under which various types of awards such as options, restricted shares, restricted share units, dividend equivalents, deferred shares, share payments and share appreciation rights are available to be granted.

The Share Incentive Plans are not subject to Chapter 17 of the Listing Rules pursuant to Rule 19C.11 of the Listing Rules. Subject to Shareholders’ approval of the adoption of the 2022 Plan, the Share Incentive Plans will be terminated with respect to the granting of new awards and be replaced by the 2022 Plan with effect from the Effective Date, and the Company will not grant any options or other awards under the Share Incentive Plans on or after the Effective Date. Share options and other share awards outstanding under the Share Incentive Plans will remain in full force and effect pursuant to the terms and conditions of the respective Share Incentive Plans as if the respective Share Incentive Plans had not been amended or terminated.

The Company will comply with Rules 17.07 and 17.09 in relation to the annual report disclosure requirements for the Share Incentive Plans.

3.2	Proposed Adoption of a new 2022 Plan

The Company intends to seek Shareholders’ approval to adopt a new share incentive plan (i.e. the 2022 Plan) at the EGM. The 2022 Plan will comply with the New Chapter 17. The 2022 Plan provides for the granting of options, restricted shares, restricted share units, dividend equivalent awards, deferred share awards, share payment awards and share appreciation rights. A summary of the key terms of the 2022 Plan as approved by the Board will be announced by the Company on or before the date of EGM as and when appropriate.

As of the date of this announcement, the Company does not have any Principal Subsidiaries (as defined in the New Chapter 17). Upon the Effective Date, the Company will ensure the grant of options or awards pursuant to the equity incentive plans adopted by subsidiaries which are not Principal Subsidiaries (as defined in the New Chapter 17) complies with the requirements under Chapter 14 and Chapter 14A of the Listing Rules, if and when applicable.

4.	PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (a) comply with Appendix 3 to the Listing Rules; and (b) incorporate certain consequential and housekeeping amendments.

A summary of the key proposed amendments to the Articles of Association (the “Proposed Amendments”) is set out below. A full set of the new Articles of Association reflecting all the Proposed Amendments will be included in the circular to be despatched to the Shareholders.

The new Articles of Association will come into effect upon obtaining the approval of the Shareholders at the EGM. The full text of the new Articles of Association, if approved by the Shareholders at the EGM, will be published on the websites of the Stock Exchange at www.hkexnews.hk and the Company at www.baozun.com.

4.1	Key summary of the Proposed Amendments related to Appendix 3 to the Listing Rules

A summary of the key Proposed Amendments related to Appendix 3 to the Listing Rules, in the form of a comparison between the existing provisions of the Articles of Association, is set out in the table below.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(1) of Appendix 3 – That an issuer must hold a general meeting for each financial year as its annual general meeting.	19.2 The Company shall hold a general meeting as its annual general meeting in each year, within a period of not more than 15 months after the holding of the last preceding annual general meeting (or such longer period as the Exchange may authorise). The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as the Board shall appoint.	19.2 The Company shall hold a general meeting as its annual general meeting in each year, within ~~a period of not more than 15~~ six months after the ~~holding of the last preceding annual general meeting~~ end of its financial year (or such longer period as the Exchange may authorise). The annual general meeting shall be specified as such in the notices calling it and shall be held at such time and place as the Board shall appoint.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(2) of Appendix 3 – An issuer must give its members reasonable written notice of its general meetings.

20.1 At least fourteen (14) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

20.1 At least twenty-one (21) calendar days’ notice shall be given for any annual general meeting, and at least fourteen (14) calendar days’ notice shall be given for any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by Members (or their proxies) having a right to attend and vote at the meeting and holding not less than seventy-five percent (75%) in par value of the shares giving that right.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(3) of Appendix 3 – That members must have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where a member is required, by these Exchange Listing Rules, to abstain from voting to approve the matter under consideration.	22.1 Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote, and on a poll every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.	22.1 Subject to Article 4.1, and to any rights and restrictions for the time being attached to any Class or Classes of shares, (a) every Member present who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or by proxy, shall have the right to speak, (b) on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote, and (c) on a poll every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one (1) vote for each Class A Ordinary share and ten (10) votes for each Class B Ordinary Share of which such member or the Member represented by proxy is the holder.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 14(5) of Appendix 3 – That members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of the issuer.

19.4 A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company.

19.5 The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

19.4 A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition ~~not less than~~ in aggregate not less than one-tenth of the aggregate number of votes attaching to all issued and outstanding shares of the Company as at that date, on a one vote per share basis, that carries the right of voting at general meetings of the Company.

19.5 The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Company’s principal place of business (with a copy sent to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

Paragraph 15 of Appendix 3 – That a super-majority vote of the issuer’s members of the class to which the rights are attached shall be required to approve a change to those rights.	9.1 If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of two-thirds (2/3) of the issued shares of that Class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that Class.	9.1 If at any time the share capital is divided into different Classes, the rights attaching to any Class (unless otherwise provided by the terms of issue of the shares of that Class) may, subject to these Articles, be varied or abrogated with the written consent of the holders of ~~two-thirds (2/3)~~ three-fourths (3/4) of the issued shares of that Class or with the sanction of a ~~Special Resolution passed~~ resolution passed by the holders of a majority of not less than three-fourths (3/4) of the shares of that Class present and voting at a general meeting of the holders of the shares of that Class.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
	9.2 The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one person holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class present in person or by proxy may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.	9.2 The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one Class except that the necessary quorum shall be one ~~person~~ or more persons holding or representing by proxy at least one-third (1/3) of the issued shares of that Class and that any holder of shares of the Class present in person or by proxy may demand a poll. Subject to any rights or restrictions for the time being attached to the shares of that Class, every Member of the Class shall on a poll have one vote for each share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 16 of Appendix 3 – That a super-majority vote of the issuer’s members in a general meeting shall be required to approve changes to an issuer’s constitutional documents, however framed.

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntarily liquidation or winding up of the Company, passed by a majority of not less than three-fourths of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled;

~~(a)~~ (b) in respect of any matter that requires a special resolution (other than those specified in paragraph (a) above), passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
~~(b)~~  (c) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;
Paragraph 17 of Appendix 3 – That the appointment, removal and remuneration of auditors must be approved by a majority of the issuer’s members or other body that is independent of the board of directors.	37.1 The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.	37.1 ~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~ The Company shall at every annual general meeting by Ordinary Resolution appoint an auditor of the Company who shall hold office until the next annual general meeting of the Company. The Company may by Ordinary Resolutions remove an auditor before the expiration of such auditor’s term of office. No person may be appointed as an auditor unless such person is independent of the Company. The remuneration of the auditors shall be fixed by the Company at the general meeting at which they are appointed by Ordinary Resolution.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 19 of Appendix 3 – That HKSCC must be entitled to appoint proxies or corporate representatives to attend the issuer’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other shareholders, including the right to speak and vote.

18.1 For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

Article 5.6 is a newly added article.

5.6 Except when the register is closed, the branch register of members of the Company maintained in Hong Kong shall during business hours be kept open for inspection by any member without charge.

18.1 For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty (30) calendar days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year). If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, such register shall be so closed for at least ten (10) calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments
Paragraph 21 of Appendix 3 – A super-majority vote of the issuer’s members in a general meeting shall be required to approve a voluntary winding up of an issuer.

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

(b) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

Article 44.1 is a newly added article.

1.1

“Special Resolution” means a special resolution passed in accordance with the Companies Act, being a resolution:

(a) in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntarily liquidation or winding up of the Company, passed by a majority of not less than three-fourths of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled;

~~(a)~~ (b) in respect of any matter that requires a special resolution (other than those specified in paragraph (a) above), passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and in computing the majority regard shall be had to the number of votes to which each Member is entitled; or

Listing Rules requirement and subject matter	Existing Provisions	Proposed Amendments

~~(b)~~ (c) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

44.1 Subject to the Companies Act, the Company may by special resolution resolve that the Company be wound up voluntarily.

5.	APPOINTMENT OF AUTHORISED REPRESENTATIVES OF THE COMPANY UNDER RULE 3.05 OF THE LISTING RULES

The Company has appointed, with effect from the Effective Date, Mr. Qiu, a Director and the Chief Executive Officer, and Ms. So Ka Man, the Joint Company Secretary, as the authorised representatives of the Company under Rule 3.05 of the Listing Rules.

6.	GENERAL

The Non-exempt Continuing Connected Transactions are subject to independent Shareholders’ approval and the Company will be seeking such approval from the independent Shareholders at the EGM. The Independent Board Committee, comprising all the independent Directors, has been established to advise the independent Shareholders as to the Non-exempt Continuing Connected Transactions (including the proposed annual caps). The Company has appointed Altus Capital Limited as the Independent Financial Adviser to advise the Independent Board Committee and the independent Shareholders. In addition, the grant of the Repurchase Mandate, the Issuance Mandate and the Extended Issuance Mandate, as well as the adoption of the new Articles of Association and the 2022 Plan, are subject to Shareholders’ approval and the Company will be seeking such approval from the Shareholders at the EGM.

The details of the continuing connected transactions that are subject to the annual review, reporting, announcement and independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules will be announced by the Company on or before the date of EGM as and when appropriate.

A circular containing, among other things, (i) further details of the Non-exempt Continuing Connected Transactions; (ii) recommendations of the Independent Board Committee on the Non-exempt Continuing Connected Transactions; (iii) the advice of Independent Financial Adviser on the Non-exempt Continuing Connected Transactions; (iv) further information in relation to the proposed adoption of the new Articles of Association; (v) further details of the Repurchase Mandate; the Issuance Mandate, the Extended Issuance Mandate, (vi) further details in relation to the proposed adoption of the 2022 Plan and (vii) a notice convening the EGM will be published on the websites of the Stock Exchange and the Company as soon as practicable in accordance with the Listing Rules. The Company will make further announcement(s) to inform the Shareholders of the results of the EGM as and when appropriate.

7.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2014 Plan”	the share incentive plan adopted by the Company in May 2014, as amended or supplemented from time to time

“2015 Plan”	the share incentive plan adopted by the Company in May 2015, as amended or supplemented from time to time

“2022 Plan”	the share incentive plan to be effective from the Effective Date, subject to the approval from the Shareholders’ approval at the EGM

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“Articles of Association”	the articles of association of the Company, as amended or supplemented from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day on which banks in Hong Kong are generally open for business to the public and which is not a Saturday, Sunday or public holiday in Hong Kong

“China” or “PRC”	the People’s Republic of China, but for the purpose of this announcement and for geographical reference only and except where the context requires otherwise, references in this announcement to “China” and the “PRC” exclude Taiwan and the special administrative regions of Hong Kong and Macau

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“Compensation Committee”	the compensation committee the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Contractual Arrangements”	the series of agreements underlying the variable interest entity structure entered into by the Group

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Listing Rules

“Director(s)”	the director(s) of the Company

“Effective Date”	the date, expected to be November 1, 2022, on which the Primary Conversion will become effective

“EGM”	the extraordinary general meeting to be convened by the Company prior to the Effective Date which is expected to be in October 2022

“Group”	the Company, consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

“HKFRS”	Hong Kong Financial Reporting Standards

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“IFRS”	International Financial Reporting Standards

“Independent Board Committee”	An independent committee of the Board, comprising all independent Directors, namely Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye, established to:

‧	review (a) the terms of the Contractual Arrangements are fair and reasonable; (b) the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group on normal commercial terms; (c) the entering of the Contractual Arrangements is in the interests of the Company and the Shareholders as a whole; and

‧	advise the independent Shareholders on the Non-exempt Continuing Connected Transactions (including the proposed annual caps)

“Independent Financial Adviser”	Altus Capital Limited, a licensed corporation to carry out Type 4 (Advising on Securities), Type 6 (Advising on Corporate Finance) and Type 9 (Asset Management) regulated activities under the the SFO, which has been appointed as the independent financial adviser (a) to the Company pursuant to the Rule 14A.52 of the Listing Rules in relation to the Contractual Arrangements; (b) to the Independent Board Committee in relation to the Contractual Arrangements; and (c) to the Independent Board Committee and the independent Shareholders on the Non-exempt Continuing Connected Transactions

“independent third party(ies)”	person(s) or company(ies) and their respective ultimate beneficial owner(s), who/which, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is/are not connected with the Company

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time

“Macau”	the Macau Special Administrative Region of the PRC

“Mr. Liang”	Mr. Peter Tao Liang, being the vice president of the Group and the chairperson of Suzhou Baoleantone International Logistics Co., Ltd., one of the subsidiaries of the Group. Mr. Liang will become a connected person of the Company at subsidiary level upon the Effective Date

“Mr. Qiu”	Mr. Vincent Wenbin Qiu, being the Chief Executive Officer of the Company, the chairman of the Board, a Director and one of the substantial Shareholders who controlled 32.2% of the aggregate voting power of the Company as of June 30, 2022. Mr. Qiu will become a connected person of the Company at issuer level upon the Effective Date

“Mr. Wu”	Mr. Junhua Wu, being the Chief Growth Officer of the Company, a Director and one of the substantial Shareholders who controlled 13.8% of the aggregate voting power of the Company as of June 30, 2022. Mr. Wu will become a connected person of the Company at issuer level upon the Effective Date

“Mr. Zhang”	Mr. Michael Qingyu Zhang, being one of the co-founders of the Group and one of the substantial shareholders of Shanghai Zunyi who 20.0% equity interests in Shanghai Zunyi as of June 30, 2022. Mr. Zhang will become a connected person of the Company at subsidiary level upon the Effective Date

“Nasdaq”	Nasdaq Global Select Market

“Primary Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange

“Prospectus”	the Company’s prospectus published on September 18, 2020 in connection to its offering of Shares for subscription by the public in Hong Kong

“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO” or “Securities and Futures Ordinance”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time

“Shanghai Huiyang”	Shanghai Huiyang E-Logistics Supply Chain Co., a limited liability company established in the PRC on July 8, 2019. As of the date of this announcement, it was owned as to 80.0% by Mr. Wu and 20.0% by Mr. Liang. Shanghai Huiyang is one of the two VIEs of the Group

“Shanghai Zunyi”	Shanghai Zunyi Business Consulting Ltd., a limited liability company established in the PRC on December 31, 2010. As of the date of this announcement, it was owned as to 80.0% by Mr. Qiu and 20.0% by Mr. Zhang. Shanghai Zunyi is one of the two VIEs of the Group

“Share Incentive Plan(s)”	the 2014 Plan and the 2015 Plan

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiaries”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended, supplemented or otherwise modified from time to time

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. GAAP”	Generally Accepted Accounting Principles in the United States

“variable interest entity(ies)” or “VIE(s)”	the variable interest entities owned by PRC citizens or by PRC entities owned by PRC citizens, where applicable, that holds the VAT License, or other business operation licenses or approvals, in which foreign investment is restricted or prohibited, and is consolidated into our consolidated financial statements in accordance with U.S. GAAP as if it was the wholly-owned subsidiary of the Group

The Primary Conversion is conditioned on and subject to, among other things, the Company’s compliance with the Listing Rules and the Company’s obtaining of necessary regulatory approvals from the Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion to the extent required by the Listing Rules and other applicable laws and regulations as and when appropriate.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, August 23, 2022

As of the date of this announcement, our Board of Directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Ms. Bin Yu, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

* for identification purposes only